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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------

                                AMENDMENT NO. 1
                               TO SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 2
                                TO STATEMENT ON
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           ------------------------

                              FORE Systems, Inc.
                           (Name of Subject Company)

                             GEC Acquisition Corp.
                               GEC Incorporated
                     The General Electric Company, p.l.c.
     (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                   (Bidders)
                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)
                                  34 5449 102
                     (CUSIP Number of Class of Securities)

                              Patricia A. Hoffman
                               GEC Incorporated
                             1500 Mittel Boulevard
                           Wood Dale, IL 60191-1073
                  (c/o Videojet Systems International, Inc.)
                                (630) 238-3995
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)


                                  Copies To:
 Philip A. Gelston, Esq.                         Jeffrey I. Gordon, Esq.
 Cravath, Swaine & Moore                          Mayer, Brown & Platt
     Worldwide Plaza                                Bucklersby House
    825 Eighth Avenue                            3 Queen Victoria Street
   New York, NY 10019                               London EC4N 8EL
Telephone: (212) 474-1000                               ENGLAND
                                               Telephone: (011) 44-171-6200

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


CUSIP No. 34 5449 102

------------------------------------------------------------------------------
  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         GEC Acquisition Corp.
------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)  [ ]
------------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------------
 4.  Source of Funds

         AF
------------------------------------------------------------------------------
 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)      [ ]
------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------------
                       7.  Sole Voting Power
   Number of
     Shares        -----------------------------------------------------------
  Beneficially         8.  Shared Voting Power
    Owned by                  28,118,876
      Each         -----------------------------------------------------------
   Reporting           9.  Sole Dispositive Power
     Person
      With         -----------------------------------------------------------
                      10.  Shared Dispositive Power
                              28,118,876
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         28,118,876
------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

         Approximately 24.13% of the Common Stock Outstanding
------------------------------------------------------------------------------
14.  Type of Reporting Person

         CO
------------------------------------------------------------------------------

CUSIP No. 34 5449 102

------------------------------------------------------------------------------
  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         GEC Incorporated
------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)  [ ]
------------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------------
 4.  Source of Funds

         BK
------------------------------------------------------------------------------
 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)      [ ]
------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

         Delaware
------------------------------------------------------------------------------
                       7.  Sole Voting Power
   Number of
     Shares        -----------------------------------------------------------
  Beneficially         8.  Shared Voting Power
    Owned by                  28,118,876
      Each         -----------------------------------------------------------
   Reporting           9.  Sole Dispositive Power
     Person
      With         -----------------------------------------------------------
                      10.  Shared Dispositive Power
                              28,118,876
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         28,118,876
------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

         Approximately 24.13% of the Common Stock
------------------------------------------------------------------------------
14.  Type of Reporting Person

         CO
------------------------------------------------------------------------------

CUSIP No. 34 5449 102

------------------------------------------------------------------------------
  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         The General Electric Company, p.l.c.
------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)  [ ]
------------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------------
 4.  Source of Funds

         BK,OO
------------------------------------------------------------------------------
 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)      [ ]
------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

         England
------------------------------------------------------------------------------
                       7.  Sole Voting Power
   Number of
     Shares        -----------------------------------------------------------
  Beneficially         8.  Shared Voting Power
    Owned by                  28,118,876
      Each         -----------------------------------------------------------
   Reporting           9.  Sole Dispositive Power
     Person
      With         -----------------------------------------------------------
                      10.  Shared Dispositive Power
                              28,118,876
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         28,118,876
------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

         Approximately 24.13% of the Common Stock Outstanding
------------------------------------------------------------------------------
14.  Type of Reporting Person

         CO
------------------------------------------------------------------------------

          GEC Acquisition Corp. (the "Purchaser"), GEC Incorporated ("Parent") and The General Electric Company, p.l.c. ("GEC, p.l.c.") hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on April 30, 1999 (the "Statement"), with respect to an offer (the "Offer") to purchase by the Purchaser for all outstanding shares of common stock, $0.01 par value, of FORE Systems, Inc. a Delaware corporation (the "Company"), on the terms described in the Offer to Purchase dated April 30, 1999. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.  ADDITIONAL INFORMATION

          Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by restating the second sentence of the first paragraph of Section 14 "Certain Conditions of the Offer" of the Offer to Purchase incorporated therein by reference as follows:

               "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment, or subject as aforesaid, pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exists:"

          Item 10(f) of the Schedule 14D-1 is hereby further amended and supplemented by adding the following to the Offer to Purchase incorporated therein by reference:

               "The Company has informed GEC, p.l.c. that three actions have been filed in the Court of Chancery of the State of Delaware against the Company. Certain current and former directors of the Company have also been named as defendants. The complaints applicable to these actions purport to assert claims on behalf of all persons, other than the defendants, who own securities of the Company. The complaints allege that the individual defendants breached their fiduciary duties to the Company's public stockholders and violated Delaware law as a result of the grant of certain options to senior executives of the Company. The complaints seek class certification and other relief, including a declaration that the grant of such options was improper, an award to class members of their proportionate interest in the payment to the holders of such options, a direction to the holders of such options to hold the payment with respect thereto in a constructive trust for the benefit of the class, and an award of costs and disbursements of the action, including attorneys' fees. Similar claims may be made in the future.

               On May 19, 1999, an action was filed in the U.S. District Court for the Western District of Pennsylvania against GEC, p.l.c., the Company and certain senior executives of the Company. The complaint applicable to this action purports to assert claims on behalf of the public stockholders of the Company, other than defendants and their respective affiliates and representatives. The complaint alleges that the defendants violated the federal securities laws and the common law of Pennsylvania as a result of the grant of these options following commencement of discussions between GEC, p.l.c. and the Company, regarding the sale of the Company. The complaint seeks class certification, an award of damages resulting from the alleged violations of the federal securities laws, an award of attorneys' fees and other fees and disbursements and other relief, including barring these executives from further participation in a public corporation. GEC, p.l.c. intends to contest this and any other action vigorously."

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1999

                                        GEC ACQUISITION CORP.,


                                        By /s/ JOHN C. MAYO
                                          -------------------------
                                          Name:  John C. Mayo
                                          Title: President


                                        GEC INCORPORATED,


                                        By /s/ MICHAEL LESTER
                                          -------------------------
                                          Name:  Michael Lester
                                          Title: Director


                                        THE GENERAL ELECTRIC COMPANY, P.L.C.,


                                        By /s/ JOHN C. MAYO
                                          -------------------------
                                          Name:  John C. Mayo
                                          Title: Director